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                             February 15, 2024

       Sumit Mehta
       Chief Executive Officer
       Iris Acquisition Corp
       3rd Floor Zephyr House
       122 Mary Street, George Town
       PO Box 10085
       Grand Cayman KY1-1001, Cayman Islands

                                                        Re: Iris Acquisition
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 7,
2024
                                                            File No. 001-40167

       Dear Sumit Mehta:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to June 9, 2024, with the board able to extend up
to an additional three months, which is a date that is beyond 36 months from your
initial public offering. Since Nasdaq IM-5101-2 requires that a special purpose acquisition
company complete a business combination within 36 months of the effectiveness of the
IPO registration statement, please disclose that your proposal to extend your termination
deadline beyond 36 months does not comply with this rule and describe the risks of
your non-compliance with this rule, including that your shares may be subject to
suspension and delisting from The NASDAQ Capital Market, or advise. In this regard, we further
note your disclosure in the Form 8-K filed on January 2, 2024 that you received a written
notice from NASDAQ informing you of your noncompliance
                                                        with a different NASDAQ
Listing Rule for continued listing. Please revise to disclose
 Sumit Mehta
Iris Acquisition Corp
February 15, 2024
Page 2
      whether you have regained, or are planning to regain, compliance for continued listing. If you are not planning to remain listed, please revise to disclose this fact and add appropriate risk disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameSumit Mehta
                                                           Division of
Corporation Finance
Comapany NameIris Acquisition Corp
                                                           Office of Real
Estate & Construction
February 15, 2024 Page 2
cc:       Chauncey Lane, Esq.
FirstName LastName